Converted Organics Inc.
137A Lewis Wharf
Boston, MA 02110

December 8, 2011
Chanda DeLong
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re:	Converted Organics Inc. Registration Statement on Form S-3 (“Registration Statement”) File No. 333-169171
Dear Ms. DeLong:
          Please be advised that Converted Organics Inc. (the “Company”) hereby requests withdrawal of the above-mentioned Registration Statement pursuant to Rules 477 and 478 of Regulation C promulgated by the Securities and Exchange Commission under the Securities Act of 1933, as amended (the “Act”). The Registration Statement was originally filed on September 2, 2010, and was a resale registration statement covering the resale of certain shares of Company common stock, as well as certain shares of Company common stock underlying warrants. No securities were sold in connection with the offering, and the Company has determined not to proceed with the Registration Statement at this time.
          Pursuant to the requirements of Rule 477 under the Act, the Company has duly caused this request for withdrawal to be signed on its behalf by the undersigned, thereunto duly authorized.

Very truly yours,
/s/ David Allen
Name:	David Allen
Title:	Chief Financial Officer